Revolution Medicines, Inc.

700 Saginaw Drive

Redwood City, California 94063

February 1, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     David Gessert

Re:	Revolution Medicines, Inc. Registration Statement on Form S-1 (Registration No. 333-252613)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-252613) (the “Registration Statement”) of Revolution Medicines, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on February 3, 2021, or as soon as practicable thereafter, or at such other time as our legal counsel, Latham & Watkins LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.

Thank you for your assistance in this matter.

Very truly yours,

REVOLUTION MEDICINES, INC.

By:	/s/ Margaret Horn
Margaret Horn
Chief Operating Officer and General Counsel

CC:	Mark A. Goldsmith, Revolution Medicines, Inc.

Jeff Cislini, Revolution Medicines, Inc.

Mark V. Roeder, Latham & Watkins LLP

John C. Williams, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP